Startech Environmental Corporation
88 Danbury Road, Suite 2A
Wilton, Connecticut 06897-2525
Tel: (203) 762-2499
Fax: (203) 761-0839

June 11, 2009

VIA EDGAR AND FEDERAL EXPRESS

Pamela A. Long
Assistant Director
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Startech Environmental Corporation
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) Filed April 30, 2009 File No. 333-143478

Dear Ms. Long:

On behalf of Startech Environmental Corporation (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated May 8, 2009 relating to the above-captioned post-effective amendment to registration statement on Form S-1 (the “prospectus”).  Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided the Company’s responses to such comments immediately thereafter.

Explanatory Note

1.
We note in statement (iv) that the post-effective amendment is being filed to decrease the number of shares of common stock included in the Registration Statement from 5,813,453 to 4,360,132 shares.  Please revise the disclosure to state that you are deregistering these shares.

The decrease in the number of shares of common stock included in the Registration Statement reflects the expiration of unexercised warrants and the sale of shares of common stock by certain of the selling securityholders prior to the financial statements contained in the Registration Statement becoming stale.  Based on our conversations with the Staff, we will revise the disclosure to state that we are deregistering the warrants which have expired.

Ms. Pamela A. Long
June 11, 2009

General

2.
We note that the financial statements contained in the prospectus became stale as of March 2, 2009, in accordance with Section 10(a)(3) of the Securities Act of 1933.  Please advise us supplementally in writing whether any offers and sales were made pursuant to the prospectus during the period in which the financial statements were not current.  We may have further comments.

Based on information received by the Company, no shares were sold by the selling securityholders pursuant to the prospectus since March 2, 2009.

Please note that the Company is not yet prepared to request acceleration of effectiveness of the Registration Statement.

If you have any questions, please do not hesitate to contact Joshua Davis of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-7787, or me at the above telephone and facsimile numbers.

                    Very truly yours,

                    Startech Environmental Corporation

                    By: /s/ Peter J. Scanlon
                    Name: Peter J. Scanlon
                    Title:   Chief Financial Officer

cc:   Ms. Dorine Miller, Financial Analyst
    Joshua Davis, Esq.
    Scott S. Rosenblum, Esq.